

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Theodore C. Miller
Senior Vice President and Chief Financial Officer
UTG, Inc.
5250 South Sixth Street
P.O. Box 5147
Springfield, IL 62705

> **Re:** **UTG, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010**
> **File Number: 000-16867**

Dear Mr. Miller:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief